Exhibit 4.82

English Summary

of

Supplemental Agreement to the Optic Fiber Leasing Agreement

Between

China Telecommunications Corporation

and

China Telecom Corporation Limited

China Telecommunications Corporation (“Party A”) and China Telecom Corporation Limited (“Party B”) entered into the Supplemental Agreement to the Optic Fiber Leasing Agreement on August 20, 2018.

The key terms and conditions of the Supplemental Agreement are as follows:

1.	The Parties agree to renew the Agreement for a further term of three years to December 31, 2021.

2.	The execution, validity, performance, interpretation of this Supplemental Agreement and any relevant dispute resolution shall be governed by the PRC laws.

3.

This Supplemental Agreement shall become effective on January 1, 2019. If there is any conflict between this Supplemental Agreement and the Optic Fiber Leasing Agreement, this Supplemental Agreement shall prevail.